Exhibit 99.1

RRSAT ANNOUNCES ACQUISITION OF SM2 SPORTS & MEDIA
SOLUTIONS

ACQUISTION WILL ESTABLISH RRSAT AS A MAJOR PLAYER IN
THE OCCASIONAL USE (OU) BROADCAST OF LIVE SPORT EVENTS IN THE US

Airport City Business Park, Israel – November 14, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced that its U.S. subsidiary, RRsat America Global Communications Network Inc. (RRsat America)  has acquired the assets and operations of SM2 Sports & Media Solutions, a U.S. based premier provider of occasional-use international sports distribution and syndication services. SM2 works with many of the major international sports agencies and broadcasters around the world, to deliver their content reliably and cost effectively.

SM2’s clients include the U.S. National Football League (NFL), USGA, LPGA, ESPN International, IMG Media, B SKY B, Viasat and others. Among other major accomplishments, SM2 assisted the NFL in delivering its initial high definition (HD) broadcast of the Super Bowl to its European broadcast partners.

SM2’s operations will be integrated into RRsat America and Susanna Mandel-Mantello, the founder of SM2, will join RRsat America. Ms. Mantello has worked in the sports broadcasting industry for over sixteen years, including eight years at the National Hockey League as Director of International Broadcasting. Ms. Mantello will further develop RRsat’s sports and special events (Occasional Use - OU) as well as the 24/7 business in the United States, enhancing its reputation in launching and supporting new broadcasting technologies and ensuring that clients receive the highest transmission quality on all feeds, through access to RRsat’s global network. As a result, RRsat America will be able to more aggressively and effectively compete for new and larger contracts.

Avi Cohen, CEO of RRsat commented, “RRsat has taken a bold step and has entered into a lucrative new activity of Occasional Use broadcast and distribution of live sports in the United States.  We see tremendous long-term potential in a fast growing market, and the acquisition of SM2 places us in a very strong position to actualize on that opportunity. In the past, we have worked closely with SM2 and we expect to benefit from strong synergies by bringing SM2 under the RRsat umbrella. We are very happy to welcome SM2 and Susanna to the RRsat family, and we look forward to expanding our U.S. activities and winning new clients for our global digital broadcasting services.”

Susanna Mandel-Mantello, Founder and President of SM2, commented, “I am truly excited to be joining the RRsat family and growing its US and OU business. As a person who has been involved in the industry, from both a client and vendor standpoint, I see the occasional use market not only growing, but also offering more challenges in regards to global transmission and the need for high quality and reliability. By joining RRsat, a global leader in digital content management and distribution, we will be in a much stronger position to provide a true global network, as well as improved customer service and advanced technical solutions, two major qualities that SM2 is renowned for.”

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to consummate the transaction in a timely manner, or at all, (ii) our ability to successfully integrate the acquired assets, (iii) the growth of our business in the United States and elsewhere,(iv) the growth of our OU business, (v), our ability to build a stronger local presence in the North American region (vi) our expectation to expand our client base and sell additional services to our existing client base, and (vii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Relations Contacts: Ehud Helft & Kenny Green at CCG Israel Tel: 1 646 201 9246 rrsat@ccgisrael.com